SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2019
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: November 18, 2019

List of materials

Documents attached hereto:

i) Press release: SONY PICTURES ENTERTAINMENT ACQUIRES AT&T STAKE IN GAME SHOW NETWORK

November 18, 2019
Sony Corporation

Sony Pictures Entertainment Announces the Acquisition of a Stake in Game Show Network

November 18, 2019 (Pacific Standard Time/Central Standard Time) – Sony Pictures Entertainment (“SPE”), a wholly-owned subsidiary of Sony Corporation (“Sony”), today announced that it has acquired AT&T Inc.’s 42% stake in Game Show Network, LLC (“Game Show Network”) through a wholly-owned subsidiary. The total purchase price for this acquisition was approximately 380 million U.S. dollars. As a result of this acquisition, SPE now owns 100% of Game Show Network. For further details, please refer to the attached press release.

Because Game Show Network was already a consolidated subsidiary of Sony prior to this transaction, this transaction is not anticipated to have a material impact on Sony's consolidated financial results for the fiscal year ending March 31, 2020.

SONY PICTURES ENTERTAINMENT ACQUIRES AT&T STAKE IN
GAME SHOW NETWORK

Culver City, CA & Dallas, TX – November 18th, 2019 -- Sony Pictures Entertainment (“SPE”) and AT&T Inc.* (NYSE:T) today announced that SPE has acquired AT&T’s minority stake in Game Show Network, LLC (“Game Show Network”). SPE now owns 100% of the multimedia entertainment company offering original and classic game programming to millions of subscribers through the U.S.-based cable network. It also offers online and mobile games to millions of users through GSN Games.  Following the transaction, the Game Show Network channel will continue to be carried on DIRECTV.

The sale is consistent with AT&T’s strategy to monetize non-strategic assets as it de-levers its balance sheet and begins to retire shares. Prior to the transaction, SPE owned a 58% stake in Game Show Network, and AT&T owned the remaining 42%.  In connection with the transaction, AT&T received approximately $500 million, including proceeds for its equity stake valued at $380 million (before transaction-related adjustments) and dividends of approximately $130 million.

Game Show Network will continue to be managed by Sony Pictures Television (“SPT”) with Mark Feldman continuing as President and CEO of the multimedia outlet. The acquisition will bolster SPT’s already robust catalogue of game shows and first-run series, such as Jeopardy! and Wheel of Fortune, solidifying its position as the leader in all facets of the U.S. TV game show business.

“We’re excited to bring Game Show Network fully into the Sony Pictures Entertainment portfolio,” said Mike Hopkins, Chairman, Sony Pictures Television.  “The acquisition allows us to work more closely with the company’s talented team to deliver the best iconic game shows, develop and syndicate new game show IP for audiences across the nation, as well as to advance the fast-growing GSN Games business, all of which directly aligns with our strategy of developing targeted direct-to-consumer offerings.”

Game Show Network television programming includes originals such as America Says, The Chase, Common Knowledge and Catch 21, syndicated favorites including Wheel of Fortune and Family Feud, and classics including The $25,000 Pyramid and Card Sharks. GSN Games’ collection of mobile games includes GSN Casino, Bingo Bash, Wheel of Fortune® Slots, Solitaire TriPeaks, and WorldWinner, among others.

About Sony Pictures Entertainment
Sony Pictures Entertainment (“SPE”) is a subsidiary of Tokyo-based Sony Corporation. SPE's global operations encompass motion picture production, acquisition, and distribution; television production, acquisition, and distribution; television networks; digital content creation and distribution; operation of studio facilities; and development of new entertainment products, services and technologies. SPE’s Motion Picture Group production organizations include Columbia Pictures, Screen Gems, TriStar Pictures, Sony Pictures Animation, Stage 6 Films, AFFIRM Films, and Sony Pictures Classics. For additional information, visit http://www.sonypictures.com/corp/divisions.html.

About Sony Pictures Television
Sony Pictures Television (“SPT”) is one of the television industry’s leading content providers, producing, distributing and carrying programming worldwide in every genre and for every platform. In addition to managing one of the industry’s largest libraries of award-winning feature films, television shows and formats, SPT is home to a thriving global content business, operating 24 wholly-owned or joint-venture production companies in 12 countries, as well as linear and digital channels around the world. SPT is a Sony Pictures Entertainment Company.

*About AT&T
AT&T Inc. (NYSE:T) is a diversified, global leader in telecommunications, media and entertainment, and technology. It executes in the market under four operating units. WarnerMedia is a leading media and entertainment company that creates and distributes premium and popular content to global audiences through its consumer brands including: HBO, Warner Bros., TNT, TBS, truTV, CNN, DC Entertainment, New Line, Cartoon Network, Adult Swim, Turner Classic Movies and others. AT&T Communications provides more than 100 million U.S. consumers with entertainment and communications experiences across TV, mobile and broadband services. Plus, it serves nearly 3 million business customers with high-speed, highly secure connectivity and smart solutions. AT&T Latin America provides pay-TV services across 11 countries and territories in Latin America and the Caribbean, and is the fastest growing wireless provider in Mexico, serving consumers and businesses. Xandr provides marketers with innovative and relevant advertising solutions for consumers around premium video content and digital advertising through its AppNexus platform.

AT&T products and services are provided or offered by subsidiaries and affiliates of AT&T Inc. under the AT&T brand and not by AT&T Inc. Additional information is available at about.att.com. © 2019 AT&T Intellectual Property. All rights reserved. AT&T, the Globe logo and other marks are trademarks and service marks of AT&T Intellectual Property and/or AT&T affiliated companies. All other marks contained herein are the property of their respective owners.

AT&T Cautionary Language Concerning Forward-Looking Statements
Information set forth in this news release contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially. A discussion of factors that may affect future results is contained in AT&T’s filings with the Securities and Exchange Commission. AT&T disclaims any obligation to update and revise statements contained in this news release based on new information or otherwise.
This news release may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on the company’s website at https://investors.att.com.

About Game Show Network, LLC
Game Show Network, LLC (“Game Show Network”) is the leader in game show entertainment across multimedia, which presents original and classic game programming and skill-based competitive entertainment and games via its top 30** rated cable network, the GSNTV.com website and its position as one of the leading social casino games companies in the world at GSN.com. Game Show Network LLC’s cross-platform content gives game lovers the opportunity to win cash and prizes, through its popular TV game shows and GSN Games’ free casual games, mobile and social games, and skill-game tournaments. Game Show Enterprises, the production arm of the network, develops and produces hundreds of hours of original episodes, making Game Show Network the premiere destination for fun, family-friendly programming. Game Show Network is distributed throughout the U.S., Caribbean and Canada by all major cable operators, satellite providers and telcos. For further information, please visit GSNTV.com.

**Source: Nielsen Media Research, NPower Time Period Report, P2+, Total Day, 12/31/2018 - 10/27/2019, CVG AA%, Game Show Network ranked against Ad-Supported Cable networks.

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